                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                                (Amendment No. 4)

                             COMMUNITY BANCORP, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.625 PER SHARE
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                         (Title of Class of Securities)

                                    20342P109
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                             Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                             Washington, D.C.  20036
                                 (202) 775-8109
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  August 7, 2003
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                        Exhibit Index at page 12

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CUSIP NUMBER   20342P109
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     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Financial Institution Partners III, L.P. / 52-2199979
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     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
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     3.        SEC Use Only

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     4.        SOURCE OF FUNDS

               WC
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     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [ ]

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     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
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NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    254,593 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    254,593 Shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    254,593 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [ ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.9%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    PN
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Page 2 of 13

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CUSIP NUMBER   20342P109
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Hovde Capital Advisors LLC / 03-0430205
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
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     3.        SEC Use Only

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     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [ ]

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     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
(1)                 254,593 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    254,593 Shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    254,593 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES.
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.9%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------
(1) The 254,593 Shares beneficially owned by Hovde Capital Advisors LLC are as
Investment Manager to Financial Institution Partners III, L.P., the direct owner.

Page 3 of 13

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CUSIP NUMBER 20342P109
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Eric D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [ ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(2)
                    254,593 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    254,593 Shares
               ----------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    254,593 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [ ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.9%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------
(2) The 254,593 Shares beneficially owned by Eric D. Hovde are as President, CEO and  Managing  Member of Hovde Capital Advisors LLC, the Investment  Manager  to
Financial Institution Partners III, L.P., the direct owner.

Page 4 of 13

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CUSIP NUMBER 20342P109
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Steven D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a)X
                (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [ ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORIGIN

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(3)
                    254,593 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    254,593 Shares
               ----------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    254,593 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [ ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.9%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------
(3) The 254,593 Shares beneficially owned by Steven D. Hovde are as the Chairman of  Hovde  Capital Advisors LLC, the Investment Manager to Financial Institution
Partners III, L.P., the direct owner.


Item 1.  Security and Issuer

     The class of security to which this statement relates is the common stock, par value $0.625 per share (the "Shares"), of Community Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 130 West Fallbrook Street, Fallbrook, CA 92028.

Item 2.  Identity and Background

     The persons filing this statement are Financial Institution Partners III, L.P. (the "Limited Partnership"), Hovde Capital Advisors LLC (the "Investment Manager"), Eric D. Hovde, and Steven D. Hovde who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions and financial services companies. Hovde Capital Advisors LLC, a Delaware limited liability company, is the Investment Manager to Financial Institution Partners III, L.P., the direct owner.

     Eric D. Hovde and Steven D. Hovde each may hold beneficial interests in the Shares through ownership of an interest in, and positions as officers and/or members of the Investment Manager. Eric D. Hovde and Steven D. Hovde are also directors and executive officers of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not beneficially own any of the Shares.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and offices for the Limited Partnership and the Investment Manager as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the Investment Manager who are Reporting Persons. The Investment Manager controls Financial Institution Partners III, L.P., the direct owner.

     None of the Reporting Persons or executive officers, directors or controlling persons of the Investment Manager have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

     On August 7, 2003, the Issuer announced that it completed a private placement offering of 725,000 shares of common stock (the "Offering"). The Offering resulted in an increase in the total Shares outstanding. The Offering, in combination with the Reporting Persons' disposition of Shares, resulted in a greater than one percent decrease in the Reporting Persons' beneficial ownership of the Shares. Although the Reporting Persons' disposition of Shares did not independently result in a "material change" as defined in 17 C.F.R. Section 240.13d-2(a), the Reporting Persons are filing this Schedule 13D/A in the event that the one percent decrease in beneficial ownership as a result of the combination of the Reporting Persons' dispositions and the Offering is deemed to constitute a material change.

     The Reporting Persons have disposed of the Shares for investment purposes and as set forth below:

     Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

     The Reporting Persons expect to evaluate on an ongoing basis their investment in the Issuer, and may independently, from time to time, acquire additional Shares, dispose of Shares or formulate other purposes, plans or proposals regarding the Issuer or the Shares held by the Reporting Persons in addition to those discussed above. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

     Except as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule 1 hereto have any plans or proposals which related to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of August 11, 2003, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 4,354,127 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of its control over the Limited Partnership, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnership are made by the Investment Manager acting through its chief executive officer, president or managing member. As such, the Limited Partnership and the Investment Manager share voting and investment power with respect to the Shares. Therefore, as a result of their ownership interest in, and positions as members and officers of the Investment Manager, Eric D. Hovde and Steven D. Hovde may be deemed to have beneficial ownership of the Shares. Neither the Investment Manager, nor its executive officers, or controlling persons beneficially owns any Shares personally or otherwise.

     (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of August 11, 2003, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

     (d)  None.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(f)(1).
Exhibit B -    [OMITTED - FILED PURSUANT TO REQUEST FOR CONFIDENTIAL TREATMENT
               NON PUBLIC INFORMATION HAS BEEN FILED WITH THE COMMISSION]
               (Incorporated by reference to Schedule 13D filed with the SEC on
               April 24, 2001).
Exhibit C -    Customer Agreement between Banc of America Securities LLC and
               Financial Institution Partners, L.P. (Incorporated by reference to Schedule 13D filed with the SEC on April 24, 2001).
Exhibit D -    Prime Broker Agreement between Banc of America Securities LLC and
               Financial Institution Partners, L.P. (Incorporated by reference to Schedule 13D filed with the SEC on April 24, 2001)
Exhibit E -    Partnership Agreement between Banc of America Securities LLC and
               Financial Institution Partners, L.P. (Incorporated by reference to Schedule 13D filed with the SEC on April 24, 2001).
Exhibit F -    Account Agreement between Banc of America Securities LLC and
               Financial Institution Partners III, L.P. (Incorporated by
               reference to Schedule 13D filed with the SEC on April 24, 2001).
Exhibit G -    Prime Broker Agreement between Banc of America Securities LLC and Financial Institution Partners III, L.P. (Incorporated by
               reference to Schedule 13D filed with the SEC on April 24, 2001).
Exhibit H -    Partnership Agreement between Banc of America Securities LLC and
               Financial Institution Partners III, L.P. (Incorporated by reference to Schedule 13D filed with the SEC on April 24, 2001).


                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         HOVDE CAPITAL ADVISORS LLC

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         ERIC D. HOVDE

                              /s/ Eric D. Hovde
                         -------------------------------------------------

                         STEVEN D. HOVDE

                              /s/ Steven D. Hovde
                         -------------------------------------------------


Dated:    08/11/03

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                   Principal Business and
                                   Address of Principal Business
Name                               or Principal Office
----                               ------------------------------

Financial Institution              Limited partnership formed to
Partners III, L.P.                 make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware

Hovde Capital Advisors LLC         Limited liability company and registered
                                   investment adviser formed to serve as an
                                   investment manager.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware


    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(4)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (5)             Portfolio Manager             U.S.
1826 Jefferson Place, N.W.    Hovde Capital Advisors LLC
Washington, D.C. 20036        1824 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Registered Investment Adviser


-------------------------------------------------------------------------------
(4) Steven D. Hovde is affiliated with the following Reporting Person:
Chairman and Member of Hovde Capital Advisors LLC

(5) Eric D. Hovde is affiliated with the following Reporting Person:
President, Chief Executive Officer and Managing Member of Hovde Capital Advisors LLC

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally
                    Total               Financed/           Source of
Name                Consideration       Current Balance     Funds
-------------------------------------------------------------------------------

Financial           $1,694,716.82       $1,338,871.65/      Working Capital/
Institution                             $0                  Margin Account
Partners III, L.P.

Hovde Capital       $1,694,716.82       $0                  Working Capital
Advisors LLC                                                Of Affiliates

Eric D. Hovde       $1,694,716.82       $0                  Working Capital
                                                            Of Affiliates

Steven D. Hovde     $1,694,716.82       $0                  Working Capital
                                                            Of Affiliates

-------------------------------------------------------------------------------


                                   SCHEDULE 3

     The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                            Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------

Financial Institution         254,593  Shares               5.9%
Partners III, L.P.

Hovde Capital Advisors LLC    254,593  Shares               5.9%

Eric D. Hovde                 254,593  Shares               5.9%

Steven D. Hovde               254,593  Shares               5.9%
-------------------------------------------------------------------------------

Aggregate Shares Held by      254,593  Shares               5.9%
Reporting Persons


                                   SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons have effected the following transactions in the Shares within sixty (60) days of August 11, 2003:

-------------------------------------------------------------------------------
               Transaction    Number of Transaction    Transaction  Broker
               Date           Shares    Price          Type
-------------------------------------------------------------------------------


Financial      06/11/03       500       14.429320      Sell           REDI
Institution
Partners
III, L.P.

Financial      06/12/03       2,100     14.588314      Sell           REDI
Institution
Partners
III, L.P.

Financial      06/13/03       2,200     14.592914      Sell           REDI
Institution
Partners
III, L.P.

Financial      06/16/03       1,300     14.584715      Sell           REDI
Institution
Partners
III, L.P.

Financial      06/18/03       1,000     14.819300      Sell           REDI
Institution
Partners
III, L.P.

Financial      06/19/03       300       14.849300      Sell           REDI
Institution
Partners
III, L.P.

Financial      06/20/03       500       14.849300      Sell           REDI
Institution
Partners
III, L.P.

Financial      06/23/03       887       14.669301      Sell           REDI
Institution
Partners
III, L.P.

Financial      06/24/03       1,500     14.736007      Sell           REDI
Institution
Partners
III, L.P.

Financial      06/25/03       7,300     14.780305      Sell           REDI
Institution
Partners
III, L.P.

Financial      06/26/03       2,000     14.838300      Sell           REDI
Institution
Partners
III, L.P.

Financial      06/27/03       1,000     14.744300      Sell           REDI
Institution
Partners
III, L.P.

Financial      06/30/03       600       14.669300      Sell           REDI
Institution
Partners
III, L.P.

Financial      07/01/03       1,000     14.569310      Sell           REDI
Institution
Partners
III, L.P.

Financial      07/08/03       1,000     14.469320      Sell           REDI
Institution
Partners
III, L.P.

Financial      07/09/03       3,600     14.677811      Sell           REDI
Institution
Partners
III, L.P.

Financial      07/10/03       9,700     14.822704      Sell           REDI
Institution
Partners
III, L.P.

Financial      07/11/03       2,000     14.744305      Sell           REDI
Institution
Partners
III, L.P.

Financial      07/14/03       1,350     14.769304      Sell           REDI
Institution
Partners
III, L.P.

Financial      07/15/03       1,000     14.8193        Sell           REDI
Institution
Partners
III, L.P.

Financial      07/17/03        500      15.21928       Sell           REDI
Institution
Partners
III, L.P.

Financial      07/21/03       3,361     15.174987      Sell           REDI
Institution
Partners
III, L.P.

Financial      07/22/03       2,800     15.481771      Sell           REDI
Institution
Partners
III, L.P.

Financial      07/23/03       3,100     15.891852      Sell           REDI
Institution
Partners
III, L.P.

Financial      07/24/03       4,000     16.16684       Sell           REDI
Institution
Partners
III, L.P.

Financial      07/28/03       1,300     16.9692        Sell           REDI
Institution
Partners
III, L.P.

Financial      07/29/03       2,705     16.969201      Sell           REDI
Institution
Partners
III, L.P.

Financial      07/30/03       2,100     17.338186      Sell           REDI
Institution
Partners
III, L.P.

Financial      07/31/03       2,600     17.649969      Sell           REDI
Institution
Partners
III, L.P.

Financial      08/01/03        500      17.469180      Sell           REDI
Institution
Partners
III, L.P.

                                  EXHIBIT INDEX

                                                                      Page

Exhibit A -    Consent Agreement to 17 C.F.R. 13d-1(f)(1)            13

Exhibit B -    [OMITTED - FILED PURSUANT TO REQUEST FOR
               CONFIDENTIAL TREATMENT - NON PUBLIC INFORMATION
               HAS BEEN FILED WITH THE COMMISSION](6)
               (Incorporated by reference to Schedule 13D filed
               with the SEC on April 24, 2001)

Exhibit C -    Customer Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners, L.P. (Incorporated by reference to
               Schedule 13D filed with the SEC on April 24, 2001)

Exhibit D -    Prime Broker Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners, L.P. (Incorporated by reference to
               Schedule 13D filed with the SEC on April 24, 2001)

Exhibit E -    Partnership Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners, L.P. (Incorporated by reference to
               Schedule 13D filed with the SEC on April 24, 2001)

Exhibit F -    Account Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners III, L.P. (Incorporated by reference to
               Schedule 13D filed with the SEC on April 24, 2001)

Exhibit G -    Prime Broker Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners III, L.P. (Incorporated by reference to
               Schedule 13D filed with the SEC on April 24, 2001)

Exhibit H -    Partnership Agreement between Banc of America
               Securities LLC and Financial Institution
               Partners III, L.P. (Incorporated by reference to
               Schedule 13D filed with the SEC on April 24, 2001)


-------------------------------------------------------------------------------
(6) Portions of Exhibit B have been omitted pursuant to a request for confidential treatment of information in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934.

                                                                       EXHIBIT A

               Consent Agreement Pursuant to 17 C.F.R. 13d-1(f)(1)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.

                         FINANCIAL INSTITUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         HOVDE CAPITAL ADVISORS LLC

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         ERIC D. HOVDE

                              /s/ Eric D. Hovde
                         -------------------------------------------------

                         STEVEN D. HOVDE

                              /s/ Steven D. Hovde
                         -------------------------------------------------

Dated:    08/11/03